LAWLER & ASSOCIATES

a professional law corporation

41877 Enterprise Circle N., Suite 220

Temecula, California, 92592

Telephone: 951-506-8888

Facsimile: 951-506-8877

W. SCOTT LAWLER, ESQ.

July 20, 2006

Mr. Ryan C. Milne

Securities and Exchange Commission

100 F Street, N.W., Stop 7010

Washington, D.C.20549

Re:

Big Sky Energy Corporation

Item 4.01 Form 8-K

Filed May 11, 2006

Item 4.01 Form 8-K/A

Filed May 19, 2006

File No. 000-28345

Dear Mr. Milne:

We are in receipt of your letter dated June 27, 2006 with regards to the above-referenced filings of Big Sky Energy Corporation (“Big Sky”). Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 2 to Big Sky’s Form 8-K dated May 11, 2006. The electronic copy of this Amendment No. 2 was filed via Edgar, with a submission date of July 21, 2006.

Below are the comments from your comment letter, each followed by Big Sky’s responses thereto

Form 8-K filed June 15, 2006

Comment

1.

We note that you have removed the exhibhits of your draft Form 10-KSB and emails from your former accountant in response to our comment 5 from our letter dated May 24, 2006. Please revise your Form 8-K to remove all references to draft opinions issued by your former accountant as it may confuse investors. We note such references in the Form 8-K as follows:

-

The 2nd sentence of the 2nd paragraph;

-

The last sentence of the 2nd paragraph;

-

The last sentence of the 3rd paragraph;

-

The last sentence of the 4th paragraph;

Response

Big Sky believes that reference to the “draft” opinion reports as stated in the Form 8-K are not misleading but are crucial to understanding the course of events that transpired. Nevertheless, Big Sky has revised the references to “draft opinion report” to read “proposed opinion report”.

Comment

2.

We note that you have described in detail the nature of the litigation involving the Atyrau block and the Liman-2 block in response to comment two of our letter dated May 24, 2006. While we appreciate the detail in which you use to disclose the litigation, please revise your disclosure to describe the litigation in plain English.

Response

Big Sky has added amended this disclosure to try to make it easier to read. However, the litigation that you have asked Big Sky to describe is quite complex and any attempt to simplify the description must yield to the more important requirement that the description be accurate. Therefore, the amount of amendments that could be done to this description is limited.

Comment

3.

We note that in response to comment four of our letter dated May 24, 2006, that you disclosed that there were no reportable events that have not been reported as required under the applicable regulations. It is unclear to us whether the only reportable event would be the disclaimer opinion of your former accountants. Please revise to disclose clearly the reportable events.

Response

The first sentence of the second paragraph on page 4 states that there were no reportable events other than the disclaimer opinion of Big Sky’s former accountants. To make reference to the disclaimer opinion more prominent, Big Sky has moved the exception language from the end of that sentence to the front of the sentence and believes that this sentence now clearly states that the only reportable event is the disclaimer opinion.

Comment

4.

We note that in response to comment six of our letter dated May 24, 2006, that LJSA intends to employ Kazakhstan-based public accounting firm. Please tell us the name of this accounting firm.

Response

This information was conveyed to Ryan Milne via a July 19, 2006, telephone conversation with our registered public accounting firm.

___________________________

We believe that these responses and amendments are in compliance with the applicable regulations, as noted by your comments. If you have any further questions, please contact the undersigned directly.

Sincerely,

/s/ W. SCOTT LAWLER

W. Scott Lawler, Esq.

cc:

Big Sky Energy Corporation

LJ Soldinger Associates